Wing Tai Holdings Limited
107 Tampines Road, Singapore 535129
Tel (65) 280 9111 Fax (65) 383 8940
http://www.wingtaiasia.com.sg

02 APR -9 AM 9:27

[redacted]

02028618

26 March 2002

Division of International Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC File No: 82-4632

SUPPL

Dear Sirs

RULE 12g3-2(b)

We refer to the above-reference exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Wing Tai Holdings Limited (the "Company"). We hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Company's unaudited results for the six months ended 31 December 2001.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Yours faithfully
For and on behalf of
WING TAI HOLDINGS LIMITED

Woo Kah Wai
Company Secretary

Enc.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

dw 4/25

WING TAI HOLDINGS LIMITED
(Incorporated in the Republic of Singapore)

UNAUDITED RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2001

		GROUP			COMPANY		
		Six months ended			Six months ended		
		31 Dec 2001	31 Dec 2000 (Restated)	%	31 Dec 2001	31 Dec 2000 (Restated)	%
		S$'000	S$'000	+/(-)	S$'000	S$'000	+/(-)
1(a)	Turnover	65,910	51,865	27	-	-	-
(b)	Investment income	-	-	-	-	-	-
(c)	Other income including interest income	12,344	18,615	(34)	12,079	13,766	(12)
2(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, and exceptional items	19,614	31,051	(37)	6,563	12,732	(48)
(b)(i)	Interest on borrowings	(33,273)	(36,890)	(10)	(27,369)	(22,757)	20
(b)(ii)	Depreciation and amortisation	(2,078)	(1,852)	12	(578)	(659)	(12)
(c)	Exceptional items	(31,000)	-	n.m.	-	-	-
(d)	Operating loss before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, and exceptional items	(46,737)	(7,691)	n.m.	(21,384)	(10,684)	n.m.
(e)	Income derived from associated & joint venture companies	18,628	5,892	n.m.	-	-	-
(f)	Less income tax	(6,464)	(3,348)	93	(297)	(664)	(55)
2.(g)(i)	Operating loss after tax before deducting minority interests	(34,573)	(5,147)	n.m.	(21,681)	(11,348)	91
(ii)	Less minority interests	(1,312)	(448)	n.m.	-	-	-

		GROUP			COMPANY		
		Six months ended			Six months ended		
		31 Dec 2001	31 Dec 2000 (Restated)	%	31 Dec 2001	31 Dec 2000 (Restated)	%
		S$'000	S$'000	+/(-)	S$'000	S$'000	+/(-)
(h)	Operating loss after tax attributable to members of the company	(35,885)	(5,595)	n.m.	(21,681)	(11,348)	91
(i)(i)	Extraordinary items	-	-		-	-	
(ii)	Less minority interests	-	-		-	-	
(iii)	Extraordinary items attributable to members of the company	-	-	-	-	-	-
(j)	Operating loss after tax and extraordinary items attributable to members of the company	(35,885)	(5,595)	n.m.	(21,681)	(11,348)	91

		Group	
		Half year to 31.12.01	Half year to 31.12.00 (Restated)
3(a)	Loss per share of 25 cents each based on weighted average issued share capital		
	- Basic (cents)	5.86	0.90
	- Diluted (cents)	5.86	0.90
(b)	Net tangible assets backing per ordinary share ($)	1.70	1.77

Notes:
Certain comparatives have been restated to conform with the current period's presentation.

n.m. - not meaningful

Loss per share (stated in cents per share) is calculated based on 2(h) above and weighted average issued share capital of 611,947,588 (2000: 620,104,588) shares.

Diluted loss per share has been adjusted for the effects of outstanding share options.

4 (a) **Taxation**

Tax expense for the period included a S$0.5 million underprovision in respect of prior years.

(b) **Pre-acquisition profits**

There was no pre-acquisition profit.

(c) **Profit on sale of investments and/or properties**

There was no profit on sale of investments and/ or properties.

5. **Review of results**

The Group's turnover was S$65.9 million for the six months ended 31 December 2001 compared to S$51.9 million in the prior corresponding period. The increase of 27% is mainly due to recognition of revenue from units sold in The Tessarina.

During the period under review, the net loss attributable to members increased from S$5.6 million to S$35.9 million mainly due to additional provision for foreseeable losses on properties of S$31 million.

Share of results of associated and joint venture companies increased by S$12.7 million during the period under review mainly attributable to sale of units in Burlington Square Residence by an associated company.

In December 2001, the Group launched The Serenade @ Holland with over 95% of units sold. Recognition of revenue from this project will commence from FY 2003 using the percentage completion method.

6. **Current year prospects**

The Singapore property market has begun to show signs of buying interest towards the end of 2001. The momentum has kept up so far in 2002 as evidenced by the healthy take-up rate of new property launches. The Group took advantage of this upturn with successful launches of The Serenade @ Holland and Newton 18, with the latter achieving an average price of close to S$1,100 psf.

Profit recognition from the sale of units in projects launched as well as rental income from investment properties will continue to contribute to the performance of the Group for the rest of the financial year. However, while the current pick up in demand is encouraging, the outlook for the rest of the financial year remains challenging.

The Directors expect the Group to record a loss for the current financial year.

7. **Subsequent events**

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen between 31 December 2001 and the date of this announcement which would affect substantially the results of the Company and the Group for the six months ended 31 December 2001.

8. **Dividend**

No interim dividend is recommended by the Directors. No interim dividend was recommended for the corresponding period in the previous financial year.

9. **Changes in the Company's share capital**

	Number of shares	Amount S$'000
Ordinary shares of S$0.25 each		
Balance at 1 July 2001	612,147,088	153,036
Shares issued under the Executives' Share Option Scheme	41,000	10
Shares re-purchased under the Share Re-Purchase Mandate	(383,000)	(95)
Balance at 31 December 2001	611,805,088	152,951

At 31 December 2001, the total number of unexercised options held by staff under the Executives' Share Option Scheme and the (2001) Share Option Scheme was 7,571,000 (30.06.2001: 7,503,000 options).

10. **Group borrowings**

	31 December 2001 S$'000	30 June 2001 (Restated) S$'000
From credit facilities and financial instruments		
Amount payable within one year		
- secured	373,701	-
- unsecured	367,431	154,605
Amount payable after one year		
- secured	193,287	420,955
- unsecured	492,732	828,873
	1,427,151	1,404,433
Contributions from minority shareholders		
Amount payable within one year		
- unsecured	-	-
Amount payable after one year		
- unsecured	51,250	50,532
	51,250	50,532

11. **Changes in Accounting Policies**

With effect from 1 July 2001, the Group has adopted several new/ revised accounting standards, the two which resulted in significant impact on the results for the current period and the prior corresponding period are as follows:

SAS 32 (Financial instruments: Disclosure and presentation)
By adopting SAS 32, Redeemable Cumulative Preference Shares and Redeemable Convertible Cumulative Preference Shares ("RCCPS") are reclassified as borrowings. As such, dividend payments and redemption premium on RCCPS are charged to the profit and loss account in the period they were incurred as finance costs.

SAS 34 (Intangible assets)
The adoption of SAS 34 resulted in deferred expenditures being written off against revenue reserve instead of being amortised over a few years and charged to profit and loss accounts.

Effects

	Group Six months ended		Company Six months ended	
	31.12.2001 S$'000	31.12.2000 S$'000	31.12.2001 S$'000	31.12.2000 S$'000
Net profit/ (loss) before changes in accounting policies	(22,249)	7,090	(8,045)	1,940
Effects of adopting SAS 32	(13,636)	(13,424)	(13,636)	(13,424)
Effects of adopting SAS 34	-	739	-	136
	(35,885)	(5,595)	(21,681)	(11,348)

By Order of the Board

Woo Kah Wai
Company Secretary
25 March 2002
Singapore